Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Atlantic Alliance Partnership Corp. on Form S-4 of our report dated March 15, 2017 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Atlantic Alliance Partnership Corp. as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and for the period from January 14, 2015 (inception) through December 31, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

July 12, 2017